UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On September 1, 2025, Mr. Lee Meng Seng (“Mr. Lee”) tendered his resignation as Chief Operating Officer (“COO”) of ESGL Holdings Limited (the “Company”). Mr. Lee has confirmed that his resignation is due to personal reasons and not related to any disagreement with the Company on any matter relating to its operations, policies, or practices. Mr. Lee’s last day of service is October 31, 2025.

In the interim, Ms. Lim Kwee Mei (“Ms. Lim”), General Manager of the Company’s subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”), will assume the responsibilities of COO. Ms. Lim brings over 10 years of experience in the waste management and recycling industry and will work closely with the Company’s Chief Executive Officer, Mr. Quek Leng Chuang, to ensure a smooth leadership transition.

The board of directors of the Company is reviewing potential candidates for the COO position and will make a further announcement in due course.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: October 31, 2025